CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

December 20, 2005

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE:     ESE Corporation
Form SB-2
SEC file no. 333-128110

Dear Mr. Reynolds:

In response to your letter of comments dated March 14, 2005, please be advised as follows:

General

1. ESE is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies." ESE has a specific plan and purpose. ESE has no plans to merge with an unidentified company or companies. ESE's business purpose and specific plan is to engage in the business of selling coffee, coffee beverages, pastries and confections. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, "... start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies. ESE has begun operations. It has entered into an agreement to lease its first location in North Carolina.

Securities and Exchange Commission
RE:     ESE Corporation
Form SB-2
No. 333-128110
December 20, 2005

2. There have been 2 private placements. The first to the officers and directors comprised of two people and the second pursuant to Reg. D.

Cover Page

3. The prospectus will not be used before the effective date of the registration statement.

Summary of Our Offering

Our Business

4. The information requested has been provided.

5. The information requested has been provided.

Risk Factors

6. The information requested has been provided.

7. The language has been deleted.

8. The information has been revised.

9. The information requested has been provided.

10. The information requested has been provided..

11. The information requested has been provided.

12. The information requested has been provided.

Determination of the Offering Price

13. The information requested has been provided.

Securities and Exchange Commission
RE:     ESE Corporation
Form SB-2
No. 333-128110
December 20, 2005

14. The information requested has been provided.

15. The information requested has been provided.

Business

16. The Business section has been revised as requested.

Summary

17. The information requested has been provided.

18. The language has been deleted.

19. The language has been deleted.

20. The language has been deleted.

Site Selection

21. The information requested has been provided.

Strategy

22. The language has been deleted.

23. The language has been deleted and revised.

Product Supply

24. The information requested has been provided.

25. The language has been deleted.

Securities and Exchange Commission
RE:     ESE Corporation
Form SB-2
No. 333-128110
December 20, 2005

Store Design

26. The description of the store has been revised to reflect that it is not free standing. The first store has been described.

27. The information requested has been provided.

Competition

28. The information requested has been provided.

Government Regulation

29. The information requested has been provided.

Employees

30. The repetitive information has been deleted.

Plan of Operation

31. Disclosure has been provided that ESE has lease one site, but other than that has not begun operations.

32. The disclosure has been revised.

33. The information has been revised.

34. The information requested has been provided.

35. The disclosure has been revised.

36. The information requested has been provided.

Securities and Exchange Commission
RE:     ESE Corporation
Form SB-2
No. 333-128110
December 20, 2005

37. The language has been revised.

38. The language has been revised.

39. The language has been revised and the information requested has been provided.

Liquidity and Capital Resources

40. The information requested has been provided.

41. The information requested has been provided.

42. The information requested has been provided.

Management

43. The information requested has been provided.

44. The information requested has been provided.

45. The information requested has been provided and risk factor added.

46. Ms. Long's business experience was previously provided in her biographical.

47. The information requested has been provided.

Conflicts of Interest

48. The information requested has been provided.

Principal and Selling Shareholders

49. The information requested has been provided.

50. The information requested has been provided.

Securities and Exchange Commission
RE:     ESE Corporation
Form SB-2
No. 333-128110
December 20, 2005

51. The information requested has been provided.

52. The information requested has been provided.

Selling Shareholders

53. The information requested has been provided.

Description of Securities

Common Stock

54. The disclosure has been revised and the information provided.

Reports

55. The disclosure has been revised.

56. The information requested has been provided.

Financial Statements

57. The financial statements have been updated.

Note 4 - Related Party Transactions

58. The liability has been reclassified to short term.

Items 26. Recent Sales of Unregistered Securities

59. The information requested has been provided.

Exhibits

60. Exhibit 5.1 has been revised. The shares, however, were legally and validly issued, fully paid, and nonassessable when they were issued. The SB-2 does not change or modify that fact.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

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